MAGNEGAS CORPORATION

11885 44TH STREET NORTH

CLEARWATER, FL 33762

August 30, 2017

VIA EDGAR

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated August 29, 2017 MagneGas Corporation Registration Statement on Form S-3/A Filed August 14, 2017 File No. 333- 219175

Dear Ms. Ravitz:

MagneGas Corporation (the “Company”) respectfully submits this letter in response to the comments contained in your letter dated August 29, 2017 relating to the Company’s Registration Statement on Form S-3/A (File No. 333-219175) filed on August 14, 2017 (the "Registration Statement") with the Securities and Exchange Commission (the “Commission”). We have, for convenience, reproduced the Staff’s comments, followed by our responses.

1.	COMMENT: We note your disclosure that the Series C Convertible Preferred Stock offered by the selling securityholders may be sold at market prices prevailing at the time of sale, that there is currently no existing market for these shares and that these shares will not be listed on a national securities exchange. Because there is no existing market for your Series C Convertible Preferred Stock, revise to disclose the fixed price at which the selling securityholders will sell these shares.

RESPONSE: In response to the Staff’s comment, the Company has amended the Registration Statement to provide that the Series C Convertible Preferred Stock will be offered for resale at a fixed price of $900 per share.   These changes appear on the front cover of the prospectus and in the "Plan of Distribution" section.

Please contact me at (509) 953-3059 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tyler B. Wilson

Tyler B. Wilson, Esq.

General Counsel

MagneGas Corporation